UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD.
(Registrant)

	By:	/s/ Moshe Eisenberg
Moshe Eisenberg,
Chief Financial Officer
Dated: July 13, 2023

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

Camtek Receives Orders for 42 Systems from Tier-1 Manufacturers for Heterogeneous
Integration, HBM and Fan-out Applications

Order momentum increases expectations for a stronger second half of 2023

MIGDAL HAEMEK, Israel – July 13, 2023 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it has recently received orders for 42 systems from several tier-1 semiconductor manufacturers. A significant portion of the orders are for the manufacture of chiplet modules and High Bandwidth Memory (HBM) for heterogeneous integration. The systems are expected to be delivered during the second half of 2023.

Chiplet modules have emerged as critical components in enhancing computing power. Applications include artificial intelligence (AI), data center processing and gaming. The integration of chiplets with several HBM modules results in processing units (CPU/GPU) with superior performance.

These new orders underscore Camtek's strong position as a preferred supplier of inspection and metrology systems in the rapidly expanding market of heterogenous integration.

"We are excited to have secured these significant orders from top-tier semiconductor manufacturers which increase our expectations for a stronger second half of 2023" commented Mr. Rafi Amit, Camtek’s CEO. "We expect that the trend of growing demand for increased computing power supporting AI and data centers will continue, and will lead to increasing capacity of chiplet modules and HBM for heterogeneous integration. Given the trend, we anticipate receiving further orders for similar applications in the near future.”

For more information about Camtek Ltd. and its advanced inspection and metrology solutions, please visit www.camtek.com.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com
This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expected revenue for the second quarter of 2023 and full year 2023 and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the impact of any new or revised export and/or import and doing-business regulations or sanctions, such as changes in U.S. trade policies; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, and continuing or new effects as a result of the COVID-19 pandemic; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchases of our products; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.